

PAINTERLAND SISTERS

Female farmer-owned organic yogurt making a difference

painterlandsisters.com   Lititz, PA   in   ▶   f   ⊙

| Female Founder | Food & Beverage | Consumer Goods | Retail | Agriculture & Agtech |

Highlights

1 Fastest growing yogurt brand in terms of unit and dollar percentage YoY in the natural channel

2 Our yogurt is sold in 2000 stores across almost all 50 states! *launched only 1.5 yrs ago!*

(3) We're on track to hit a projected $3.5 million in revenue in 2023 (first full yr in biz)

(4) More than DOUBLED our sales orders in the last two months (averaging 9% month-over-month growth)

(5) Our off-shelf velocity increases month over month per store

(6) Certified WOMEN-owned, FARMER-owned, SISTER-owned, MOTHER-owned & FAMILY-owned

(7) Made with organic milk sourced from our regenerative family farm and others like it in the area

(8) Your ROI is distributions of profits and increased value of shares

Our Team



Hayley Painter Co-Founder & Co-CEO

A visionary leader overseeing product dev, ops, and marketing. The sisters are dedicated to a future of nutrient-rich, transparent food, fair wages for farmers, and sustainable family farming, actively engaging in impactful state & national events.



Stephanie Painter Co-Founder & Co-CEO

A dynamic leader, Steph drives the company towards impressive & stable growth via her innovative, problem-solving approach. Oversees sales, finance & HR. The sisters are featured in notable articles: The Brand Insider, Woman's World, Country Living & more



Kevin Griffith Fractional CFO



Kevin is a seasoned legal and finance professional with extensive expertise in the CPG and Agriculture sectors. As CEO of Amplifi, he diligently supports small and rapidly growing companies, guiding them through the ever-changing business landscape.



Trever Knoflick VP of Sales

Trever is an architect of CPG brand development. Throughout his 25-year career, he has helped companies position their brands for success and has helped scale dozens of CPG companies into retail and distribution. He has a sales broker network of over $1B.



Joanna Widman-French Director of Marketing

Specializing in mission-driven CPG brands, Joanna centers Painterland Sister's purpose at the heart of her marketing strategy to connect with consumers and convert them into yogurt-loving, brand loyalists.



Tim Stewart Director of Operations

Tim is a supply chain professional with over ten years of experience in food and dairy. He has managed operations for start-up and mid-size CPG companies with a focus in the natural and organic food sectors.



Tera Johnson Business Advisor

Tera is a serial entrepreneur whose mission is to create the next generation of regenerative food and farming businesses. As an advisor, Tera assists the Founders in financial planning and business model optimization for rapid growth.



Alex Bayer Fundraising Consultant

Co-Founder and CEO of Genius Juice, Alex has successfully raised over $1.5M via crowdfunding. Alex supports and consults like-minded CPG brands like Painterland Sisters with proven strategies to help crowdfunding campaigns achieve success.

Join our mission to connect people with the source of their food!

INVEST IN PAINTERLAND SISTERS

JOIN OUR MISSION TO CONNECT PEOPLE WITH THE SOURCE OF THEIR FOOD

while reaping the rewards along the way.

As 4th generation organic farmers, our goal is to connect consumers to the source of their food while sustaining the land for future generations to come. How are we doing this? Through our organic Icelandic-style skyr yogurt! We believe that each cup of yogurt in the hands of the consumers opens a conversation about the importance of dairy, nutrition, and sustainable agriculture.

What does the future of Painterland Sisters look like?

Our vision for Painterland Sisters is to become a large player in the yogurt industry, as well as to expand into other dairy product lines. As we focus on sustainable and impactful decision-making, we are continuing to build a strong internal team and investor network for the future that believes in:

1. Profitability

2. Growth

3. Being a leader in premium dairy products while creating a positive impact

Why are we opening up this investment opportunity?

The answer is short and sweet: to accelerate our growth as a company, and to share the upside of our success with our supporters by giving them the opportunity to invest and reap the benefits with us!

What will my investment be used for?

Your investment will be allocated towards increasing growth and efficiency, ultimately **driving us towards profitability** (projected in 2025). We are planning to use our funding to support: working capital (sales expenses + production), labor, marketing, and more. *See the "Details" tab for info.*

Why should you invest?

As a shareholder in Painterland Sisters, your future share is anticipated to:

1. **Continued growth in value!** In 7 years, we see the opportunity to 10x the business.

2. **Reap distributions of profits** (dividends) **annually,** which is projected to begin in 2025.

In just 7 years, we are forecasted to make $41M in revenue and $11M in profits, and are anticipating a steady growth of profits and top-line sales. In simple terms; as our company grows, so will the profits, distributions and your individual shares!

Keep reading to learn more about our story, products, explosive growth and investment opportunity!

THE OPPORTUNITY

WE ARE OFFERING <u>INVESTMENT</u> INTO OUR FAST-GROWING COMPANY AT A $15 MILLION VALUATION!

THE GOAL

TO GROW PAINTERLAND SISTERS FOR GENERATIONS TO COME, THUS GROWING PROFITS ANNUALLY!

YOUR ROI

$$$

DISTRIBUTIONS OF PROFITS AND AN INCREASED VALUE OF SHARES

WE ARE A WOMEN & FARMER OWNED COMPANY

with a focus on transparency



4TH GENERATION FAMILY FARMING



HAYLEY, STEPHANIE AND
THEIR DAD OVERLOOKING
PAINTER LAND FARMS

We are Stephanie and Hayley Painter, two sisters who have dreamed of bringing light to our family's 4th generation organic regenerative dairy farm in the rolling hills of Pennsylvania.

We sought out to sustain our family's farm and expand our reach by bringing nutritious dairy products to the world. After 4 years of crafting, working with many advisors, and learning from experts in the industry, we decided on the Icelandic-style yogurt because it was proven to be a niche in the market. We partnered with a 10th-generation Icelandic yogurt maker to craft a nutrient-dense Icelandic-style skyr yogurt using milk from our family's farm and farms in the area.

We are now the **fastest-growing yogurt brand** in terms of unit and dollar percentage YoY in the natural channel (Spins wk 9/10/23).



OUR SUSTAINABILITY

FOR THE ENVIRONMENT, LAND, ANIMALS, COMMUNITY & CONSUMERS!

Farm and ranch families comprise less than 2% of the U.S. population

Farm and ranch families comprise less than 2% of the U.S. population (Source: fb.org), and that number is shrinking. This decline has raised concerns in the food industry, where relatively few brands today are farmer-owned. These concerns revolve around land and animal welfare, nutrient depletion, and a growing sense of distrust due to greenwashing practices. As both farmers *and* food brand owners, our top priority is the well-being of the land and animals, which has led us in our mission to:

1. **Transparency:** Connect consumers to the farmer

2. **Sustainability:** Protect the land, animals and farming

3. **REAL food:** Offer products that are as nutrient-dense as possible

Painterland Farms uses *regenerative organic practices* meaning we work sustainably and symbiotically with the land, animals and farms. From all-natural fertilizers for the soil to cows that graze freely on open rotational pastures, we carefully think through every action and its impact on food, the environment, the animals, and the community.

Did you know? Global adoption of regenerative practices across both grasslands and arable acreage could sequester more than 100% of current anthropogenic emissions of CO2 (Source: Rodale Institute). In simple terms, **regenerative practices use less energy, reduce carbon emissions, and contribute to a healthier Earth.**


WHAT WE DO
GROWING
HARVESTING & MILLING
PAINTERLAND SISTERS
FULL CIRCLE FARMING
FEED
HOMEGROWN FEED & OPEN PASTURE
NATURAL FERTILIZATION
WHY WE DO IT
Sustainable Agriculture
WE ARE ON A MISSION TO HAVE A POSITIVE IMPACT ON...
FAMILY FARMS
THE ENVIRONMENT
OUR COMMUNITY


...FOR GENERATIONS
TO COME!

WE'VE FOUND A GAP IN THE MARKET

There is no other yogurt like ours on the market! Our Icelandic-style yogurt (aka skyr) is extra creamy and defiantly dreamy. We use double-cream milk to create a yogurt that is naturally high in protein, while also being velvety smooth. Plus, it's **lactose-free**!

Our yogurt is one of the most **nutrient-dense yogurts** on the market. We're providing REAL food directly from a farmer. Our yogurt stands out from the competition - it's packed with protein, billions of probiotics, micro-nutrients, and 6% milk fat. Icelandic-style yogurt is quickly growing due to its irresistible texture, higher nutritional value, and lower sugar content.


DID YOU KNOW?
LACTOSE FREE
65% OF AMERICANS HAVE A LACTOSE SENSITIVITY!
By creating a lactose-free yogurt, we are able to reintroduce dairy into the lives of those who might normally stray away!

We offer 6 flavors of our skyr: Savannah's Peach, Meadow Berry

We offer 6 flavors of our skyr: Savannah's Peach, Meadow Berry, Strawberry, Blueberry Lemon, Vanilla and Plain.


ORGANIC SKYR YOGURT
simply yummy, defiantly dreamy
UP TO 21g OF PROTEIN
6% MILKFAT
BILLIONS OF PROBIOTICS
LACTOSE-FREE
13 ESSENTIAL NUTRIENTS
USDA ORGANIC
ORGANIC IS NON GMO
GRASS BASED DIET
FARM TO SPOON
REGENERATIVELY FARMED
WOMEN OWNED
FARMER OWNED
MOTHER OWNED
FAMILY OWNED & OPERATED
PENNSYLVANIA GROWN
1 CUP OF SKYR USES 4 CUPS OF MILK!
Available in 5.3 OZ & 24 OZ
PAINTERLAND SISTERS
ORGANIC SKYR YOGURT
PLAIN
VANILLA BEAN

OUR GROWTH

EXPLOSIVE, UNIQUE & STABLE

In our first 12 months of business, we hit $1.3 million in sales. In 2023, we're on track to hit $3.5 million.

In just 1.5 years of operation, we have quickly emerged as a prominent player in the dairy yogurt industry, securing an impressive ranking of

#19 out of 128 dairy yogurt brands specifically within the natural channel*.

With the support of our internal sales team and national sales broker team, we've been able to quickly expand into small and large natural and conventional grocery chains across the US! In fact, **today, we're in almost 2,000 retail stores nationwide!**



INVEST IN THE
FASTEST-GROWING
YOGURT BRAND IN TERMS OF
UNIT & DOLLAR PERCENTAGE
YOY IN THE NATURAL
CHANNEL!
(SPINS, last 12-wk 9/10/23)
THIS YEAR, WE MORE THAN
DOUBLED
OUR SALES ORDERS IN
10 WEEKS
7/17/23 - 9/18/23

Our products have been particularly successful within the natural foods channel.

We are thrilled to report that our velocity at Whole Foods in the Mid-Atlantic region has increased from 6.5 to 11 per unit/store/sku/week since February, indicating strong customer satisfaction and repeat purchases.

We are dedicated to sustaining this forward momentum and expanding our product reach to a broader customer base by means of strategic collaborations and distribution initiatives.





WE'RE ON SHELVES IN OVER 2,000
STORES ACROSS 49 STATES!
EREWHON
THE FRESH MARKET
SPROUTS FARMERS MARKET
Central Market
The GIANT Company
NATURAL GROCERS
Pete's MARKET
WHOLE FOODS MARKET

WHY INVEST IN YOGURT?

OPPORTUNITY FOR CONSISTENT, ABUNDANT SALES!

The yogurt industry is fiercely competitive as many brands recognize its potential for rapid growth. With consumer's daily consumption of yogurt, stores experience quick product turnover on their shelves, intensifying the market competition. It is difficult to get started but

once you have growth, it continues!

Why is there so much opportunity for growth?

- **Stability:** Dairy is a global staple with **daily consumption** - people eat yogurt every day!

- **High Velocity:** Due to its short shelf life, yogurt has a high product turnover.

- **Highly Competitive Shelf Space** - Securing shelf space for yogurt is challenging, but once on shelves, the rapid growth for brand recognition it achieves can lead to the success of other higher-margin dairy products. Good news - we're already on thousands of store shelves!

Companies such as Chobani and Siggi's have successfully capitalized on the opportunity for growth within the yogurt sector, paving the way for brands like us to do the same.

Chobani is by far one of the most successful yogurt companies. Starting in 2005, Chobani has paved the way for greek yogurt and now owns 43% of the greek yogurt market share and 20.2% of the yogurt category (2021 Chobani S-1 Filing). Siggi's is the major player in the Icelandic Skyr space. Starting in 2004, they grew their revenue to $200 million by 2018. For both companies, this type of growth shows the huge potential and consumer demand for protein-filled, thicker and creamier yogurt.

SUCCESS STORIES



STARTED IN 2005

2021 REVENUE:
$1.5 BILLION

2014 POST VALUATION:
$3.75 BILLION



STARTED IN 2004

2018 REVENUE:
$200 MILLION

2018 POST VALUATION:
$500 MILLION



NEITHER OF THESE BRANDS SHARE THE IMPACTFUL
MISSION AND DIRECT CONNECTION TO FARMS LIKE
PAINTERLAND SISTERS DOES.

With such fierce competition, what sets us apart from the rest? **Finding our niche!**

As an Icelandic-style skyr yogurt, our focus is on a distinct segment within the yogurt industry. We are **one of the two certified organic skyr yogurts on the market.**

The US yogurt industry is valued at $5.9 billion, with organic yogurt sales contributing $217 million to this figure, and skyr yogurt $177 million.

Our initial goal is to reach $41 million in sales in the organic yogurt category. With increased brand recognition we aim to expand and thrive in the premium organic dairy industry, beyond just yogurt.

With the sustainable dairy sector continuing to thrive, consumers are in search of yogurt that is both clean and nutrient-rich, while also offering positive benefits to the environment and animals.

Because of our ability to fulfill that need for consumers, we are planning for over a 10x revenue growth of our company in 7 years!

SUSTAINABILITY GROWTH IN YOGURT CHANNEL







CERTIFIED REGENERATIVE ORGANIC	LABELED ORGANIC INGREDIENTS	LABELED GRASS FED
+821.9%	+11.6%	+25.2%

Source: SPINS Natural Channel, MULO (powered by IRI), 52 Weeks Ending 3.26.23



$5.9B
YOGURT INDUSTRY
Growing at 9% YoY

$217M
ORGANIC YOGURT
Growing at 5.2% YoY

$177M
SKYR YOGURT
Growing at 11% YoY

$41M
PLS 7 YEAR
OPPORTUNITY

WE'VE FOUND OUR
NICHE
IN THE YOGURT
MARKET!

imagine the possibility of growth!

QUARTERLY SALES: 2022 - 2023



$47K — Q2
$186K — Q3
$488K — Q4

— 2022 —

$631K — Q1
$863K — Q2
$1M — Q3
$1.2M* — Q4

— 2023 —

*PROJECTED &
NOT PROMISED

PROJECTED GROWTH

PROJECTED REVENUE
PROJECTED PROFIT



$17.5M
$3.3M

$23M
$4.7M

$30M
$7.5M

$41M
$11M



Note: future growth projections are not guaranteed. Above figures refer to gross sales.

WHERE WE ARE NOW

10X GROWTH
Don't wait to be part of this journey!

WHERE WE ARE GOING

$3.5M

$41M

REAP THE REWARD$ OF OUR GROWTH

Our vision is to nurture this business to make a lasting impact in the yogurt sector and beyond for generations to come! We firmly believe that sharing profits with shareholders is the most effective means to realize this vision. We project profitability by 2025 and aim to provide returns to investors within the next 5 years!

Investing in the early stages means you will benefit from being locked in at the best valuation ($15 million). As our brand expands, both profits and distribution channels will increase, offering investors a promising long-term opportunity with our rapidly growing company.



THE TIME TO INVEST IS (NOW!)



OUR EXPANSIVE YOGURT-LOVING AUDIENCE

Who's our target market? It depends on what they are looking for! Our yogurt consumers are everyone from children, to the working mom, to the health-conscious gym-goer, to the elderly population.

Our audience is eco-conscious, buys organic and earns a higher income. Millennials rank 'organic' as one of their top considerations when buying food behind natural and low or no sugar (Source: McKinsey). In addition, 25% of millennials are willing to pay more for sustainable goods (Source: Nielsen).

WHEN WAS THE LAST TIME YOU ATE YOGURT?



YOU ATE YOGURT!

From kids to parents to grandparents, yogurt is a staple item in lives of many throughout the country. **In fact, yogurt is a $5.9B industry!**

Along with being an everyday staple, yogurt is perishable which means consumers are buying it often. With this demand, we currently move 75,000 cups of yogurt each week, and are forecasted to move 120,000/week by Q2 of 2024. *Holy cow, that's a lot of yogurt!*

WE MOVE 75,000 CUPS OF YOGURT EACH WEEK!

With sales like this, the time is now to invest!

HOW WE TELL OUR STORY AND OUR IMPACT

As millennial women, we are able to provide a different perspective of what it means to be an American farmer. We use our social media platforms as a space to connect with our community, educate about agriculture, and share behind the scenes of our business. In keeping our channels inviting and fun, we've seen our audience increase by 125% YTD. While people may follow us for our yogurt, they stick around for our transparent and fun content!

Additionally, our grassroots brand ambassador program, consisting of our dedicated and passionate fans, serves as an invaluable resource for spreading brand awareness by actively engaging potential customers with their enthusiasm and personal experiences, ultimately allowing us to authentically connect and extend our reach.





Pennsylvania's Painterland Sisters are farming with the future in mind
hiii- i just bought your yogurt in my local Giant because the packaging was soooo pretty, so i figured why not try it

And its actually the best yogurt I've ever had ! I wasnt expecting to find my "go to" yogurt that day, but im so happy i did!

Just wanted to let you know you have the most beautiful and best tasting yogurt there is ♥♥
Love sharing about the yogurt it is SO GOOD
Forbes
Pennsylvania Sisters Want To Change The Dialogue Around Dairy With Their New Brand
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Listen to article 7 minutes

Sources: *Spins data - Oct 2023, Sustainability Growth in Yogurt Channel: SPINS Natural Channel, MULO (powered by IRI), 52 Weeks Ending 3.26.23,

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In the Press







Woman's World
Northeast Family Farming
Forbes
Pennsylvania Sisters Want To Change The Dialogue Around Dairy With Their New Brand
Follow
Listen to article 7 minutes
TRAVEL+ LEISURE


CountryLiving
Positively Pennsylvania
Summer 2022
PRESERVING HISTORY
Fourth generation farmers bring Icelandic yogurt to family farm
IN THE PRESS
HOARD'S DAIRYMAN
YOUNG DAIRYMEN
Sharing their culture
Forbes
Meet the Farmer: Stephanie & Hayley Painter of Painterland Sisters Yogurt
WINNER
NEXTY AWARDS
First for women
NOSH
Linger.
Cream of the Crop

Forbes - Pennsylvania Sisters Want To Change The Dialogue Around Dairy With Their New Brand

Country Living - Cream of the Crop: for two enterprising sisters, a fourth-generation dairy farm provides all ingredients for a new family business

PA Eats - Meet the Farmer: Hayley & Stephanie Painter of Painterland Sisters

Hoard's Dairyman - Sharing Their Culture

New Hope - How Painterland Sisters Organic Skyr Yogurt saved the family farm

Successful Farming - Pennsylvania's Painterland Sisters are farming with the future in minds here

The Brand Insider Podcast

Positively Pennsylvania - Building a Legacy

Northeast Family Farming - Feature Family Farmers

Women's World

Eden Magazine